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                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F ___
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No  X
                ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 7, 2002, announcement regarding confirmation of THUS Group plc demerger share entitlement

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             /s/  Scottish Power plc
                                             ----------------------------
                                             (Registrant)

Date March 7, 2002                      By:  /s/ Alan McCulloch
     -------------------                     ----------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary


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                      Scottish Power plc ("ScottishPower")

       Confirmation of THUS Group plc ("THUS") demerger share entitlement

ScottishPower announces that, following the closing of THUS plc's (Pounds)275 million open offer yesterday, which is expected to become unconditional on 12 March 2002, if the demerger of ScottishPower's interest in THUS proceeds, ScottishPower shareholders will receive 49.97481096 THUS ordinary shares and
1.34942060 THUS participating preference shares for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002. The demerger is itself conditional, inter alia, upon the THUS plc open offer becoming unconditional in all respects and the THUS plc scheme of arrangement becoming effective.

As previously announced, fractional entitlements to THUS ordinary shares will not be distributed but will be sold for the benefit of ScottishPower (in the case of fractional entitlements arising from the special dividend effecting the demerger) and THUS (in the case of fractional entitlements arising from the conversion of THUS participating preference shares into THUS ordinary shares).

If the resolution to approve the conversion of the THUS participating preference shares into ordinary shares is passed, ScottishPower shareholders would receive
2.80346820 THUS ordinary shares for every THUS participating preference share, resulting in ScottishPower shareholders receiving approximately 3.78305773 THUS ordinary shares for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002. On this basis, the total number of THUS ordinary shares received would be approximately 53.75786869 for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002. Exact numbers for each individual shareholder will be determined following the calculation of fractional entitlements.

Shareholders should note that the record time for the demerger is 5.00 p.m. on 15 March 2002 and that the demerger is expected to become effective at 4.30 p.m. on 19 March 2002. THUS has convened an extraordinary general meeting to approve the THUS participating preference share conversion at 5.00 p.m. on 19 March 2002, which is expected to become effective on the following day.

Enquiries:

ScottishPower
Colin McSeveny, Media                                 0141 636 4515
Andrew Jamieson, Investors                            0141 636 4527

HSBC Investment Bank plc
Peter Jones                                           020 7336 9315
John Hannaford                                        020 7336 2006

HSBC Investment Bank plc is acting exclusively for ScottishPower and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.